Mail Stop 0308

							March 28, 2005



Jing An Wang,  Chief Executive Officer
Secured Data, Inc.
16B/F Ruixin Road Bldg.
No. 25 Gaoxin Road
Xi An 710075 Shaanxi Province
China


	RE:	Secured Data, Inc.
		Item 4.01 Form 8-K filed March 18, 2005
            	File No. 0 - 32253


Dear Mr. Wang:

          We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. You have dated your report March 14, 2005; however, you have not disclosed why this date is appropriate. Please revise to state if you dismissed the former accountants and disclose the date of this event. See Item 304(a)(1)(i) of Regulation S-B and revise accordingly.
2. The second paragraph discusses consultations with Epstein Weber
&
Conover PLC; however, that firm is your former accountant, not your newly engaged accountants. Please revise to provide the disclosures required by Item 304(a)(2) of Regulation S-B.
3. The third paragraph, with regard to disagreements, should be revised to cover the two most recent fiscal years and the subsequent interim period through the date of dismissal, if true. Please revise. Also, we believe you should be able to make a positive statement with respect to disagreements. Please revise to state positively if there were disagreements or if there were no disagreements.
4. In the fifth paragraph of the document you make reference to Regulation S-K. It appears you mean to reference Regulation S-B. Please revise or advise.



Jing An Wang
Secured Data, Inc.
March 28, 2005
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



	The amendment requested above should be filed within five business days from the date of this letter, or we should be advised by that date when it will be filed. The amendment should include an updated letter from your former accountants indicating that they have read the Form 8-K/A. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-
K/A. Any questions regarding the above should be directed to me at
(202) 942-1809, or in my absence, to Robert Benton at (202) 942-
1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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